UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Hartford Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

320488109

(CUSIP Number)

Robert Rothberg, Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
Telephone: (617) 248-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320488109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard E. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,719

	8.	Shared Voting Power 445,535

	9.	Sole Dispositive Power 145,719

	10.	Shared Dispositive Power 445,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,254

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,151

	8.	Shared Voting Power 445,535

	9.	Sole Dispositive Power 56,151

	10.	Shared Dispositive Power 445,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,686

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.2%

14.	Type of Reporting Person (See Instructions) IN

Item 4.	Purpose of Transaction
The following is added to Item 4:

As a result of what they have discovered through litigation with FHC, Richard Kaplan and David Kaplan have become even more concerned about Neil Ellis’s management of FHC, particularly the transactions between FHC and Neil Ellis’s other entities that have not been properly authorized and appear to have harmed FHC and its shareholders.

In light of Neil Ellis’s control of FHC’s Board of Directors, Richard Kaplan and David Kaplan have concluded that further Court intervention is necessary to protect their interests as shareholders.

Accordingly, on September 15, 2005, with David Kaplan's concurrence, Richard Kaplan filed a lawsuit (Kaplan v. First Hartford and Ellis, USDC, D. Maine, Case 1:05-cv-00144-DBH), asking that the Court appoint a receiver to (a) preserve the assets and business of FHC pending its liquidation, (b) rescind transactions in which FHC assets were diverted to Neil Ellis and his related entities, (c) recover from Neil Ellis and his related entities all damages to which FHC is entitled on account of their wrongdoing, and (d) liquidate and wind-up the business of FHC in such manner and over such time as is determined to be in the best interests of its shareholders.

As an alternative, Richard Kaplan has asked the Court to order Neil Ellis and/or FHC to purchase at fair value Richard Kaplan’s shares (and the shares of other shareholders who desire to sell), or to appoint one or more independent receivers or directors with full access to FHC corporate and financial records to make recommendations concerning the preservation of the value of FHC and its affairs in light of Neil Ellis’s improper actions, and the recovery on behalf of FHC of assets diverted to Neil Ellis and his related entities and damages sustained by FHC on account of the wrongdoing of Neil Ellis and his related entities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2005	/s/ Richard E. Kaplan
Richard E. Kaplan

/s/ David E. Kaplan
David E. Kaplan